# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ShiftPixy, Inc., CIK 0001675634
CUSIP: 82452L302
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13450 W Sunrise Blvd, Suite 650, Sunrise, Florida (FL), 33323
Date of event which requires filing of this statement: 10/17/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001996375

## Reporting persons
- Compassion International, Inc.: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: ShiftPixy, Inc.
Address of issuer's principal executive offices: 13450 W Sunrise Blvd Suite 650 Sunrise FL 33323

## Item 2. Person Filing
Name of person filing: Compassion International, Inc.
Address of principal business office or, if none, residence: Colorado Springs, CO 80997
Citizenship: Illinois

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Compassion International, Inc.: /s/ Jodi Vincent, Treasurer (04/08/2025)